                                                                  EXHIBIT 12(b)

              BALTIMORE GAS AND ELECTRIC COMPANY AND SUBSIDIARIES

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
        COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                PREFERRED AND PREFERENCE DIVIDEND REQUIREMENTS

                                                 12 Months Ended
                                   --------------------------------------------
                                   December December December December December
                                     1999     1998     1997     1996     1995
                                   -------- -------- -------- -------- --------
                                             (In Millions of Dollars)
Income from Continuing Operations
 (Before Extraordinary Loss)......  $328.4   $327.7   $282.8   $310.8   $338.0
Taxes on Income...................   182.0    181.3    161.5    169.2    172.4
                                    ------   ------   ------   ------   ------
Adjusted Income...................  $510.4   $509.0   $444.3   $480.0   $510.4
                                    ------   ------   ------   ------   ------
Fixed Charges:
 Interest and Amortization of Debt
  Discount and Expense and Premium
  on all Indebtedness.............  $206.4   $255.3   $234.2   $203.9   $206.7
 Capitalized Interest.............     0.4      3.6      8.4     15.7     15.0
 Interest Factor in Rentals.......     1.0      1.9      1.9      1.5      2.1
                                    ------   ------   ------   ------   ------
 Total Fixed Charges..............  $207.8   $260.8   $244.5   $221.1   $223.8
                                    ------   ------   ------   ------   ------
Preferred and Preference
 Dividend Requirements: (1)
  Preferred and Preference
   Dividends......................  $ 13.5   $ 21.8   $ 28.7   $ 38.5   $ 40.6
  Income Tax Required.............     7.5     12.0     16.4     20.9     20.4
                                    ------   ------   ------   ------   ------
  Total Preferred and Preference
   Dividend Requirements..........  $ 21.0   $ 33.8   $ 45.1   $ 59.4   $ 61.0
                                    ------   ------   ------   ------   ------
Total Fixed Charges and Preferred
 and Preference Dividend
 Requirements.....................  $228.8   $294.6   $289.6   $280.5   $284.8
                                    ======   ======   ======   ======   ======
Earnings (2)......................  $717.8   $766.2   $680.4   $685.4   $719.2
                                    ======   ======   ======   ======   ======
Ratio of Earnings to Fixed
 Charges..........................    3.45     2.94     2.78     3.10     3.21
Ratio of Earnings to Combined
 Fixed Charges and Preferred and
 Preference Dividend
 Requirements.....................    3.14     2.60     2.35     2.44     2.52

--------
(1) Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend require-ments on preferred stock and preference stock.

(2) Earnings are deemed to consist of income from continuing operations (be-fore extraordinary loss) that includes earnings of BGE's consolidated sub-sidiaries, equity in the net income of BGE's unconsolidated subsidiary, income taxes (including deferred income taxes and investment tax credit adjustments), and fixed charges other than capitalized interest.

                                      97